P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

13 December 2004

82-2083

Dear Sirs

BOARD APPOINTMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

dlw 12/29

13 December 2004

BOARD APPOINTMENT

P&O is pleased to announce the appointment of David Williams as a Non-executive Director. Mr Williams will join the Board in January 2005. He will succeed Rodney Galpin as Chairman of the Audit Committee when Mr Galpin stands down from the Board at the AGM in May 2005.

David Williams is Finance Director of Bunzl plc, a position he has held since joining the company in 1991. He is also a Non-executive Director of George Wimpey plc where he chairs the Audit Committee.

Commenting on the appointment, P&O Chairman Lord Sterling said: "I am very pleased to welcome David to the Board. His considerable experience in finance from across industry will be a great asset to the Group.

"Rodney is a first class Board member and Audit Committee Chairman. We have greatly benefited from his advice over the eight years he has been a Non-executive Director."

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Notes to editors:

1. David Williams (58) trained as a chartered accountant after graduating with a BA in Economics from Manchester University. He held a number of finance positions, principally at RHM plc. He joined Tootal Group plc in 1982, becoming Group Finance Director in 1991.
2. He has been a Non-executive Director and Chair of the Audit Committee at George Wimpey plc since 2001. He has previously been a Non-executive Director of Medeva plc (1998-2000) and Dewhirst Group plc (1995-2001).

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